--------------------------------------------------------------------

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             -----------------
                                FORM 11-K

                              ANNUAL REPORT


                    Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934


(Mark One)

{X}  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 30, 1999


                                  OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to __________.

Commission file number 333-21011

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         FIRSTENERGY CORP. SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          FIRSTENERGY CORP.
                        76 SOUTH MAIN STREET
                          AKRON, OH  44308

                         Required Information

     1. Financial statements with respect to the FirstEnergy Corp. Savings Plan as of December 30, 1999 and December 30, 1998, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, together with the report and consent of independent accountants.

                    FirstEnergy Corp. Savings Plan



               Report on Audits of Financial Statements
                     and Supplemental Schedules


                   as of December 30, 1999 and 1998

FirstEnergy Corp. Savings Plan
Index
------------------------------------------------------------------

                                                              Page


Report of Independent Accountants                               1

Statements of Net Assets Available for Plan Benefits
  as of December 30, 1999 and 1998                              2

Statements of Changes in Net Assets Available for Plan
  Benefits for the years ended December 30, 1999 and 1998       3

Notes to Financial Statements                                4-10


Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment
    Purposes as of December 30, 1999                           11

  Item 27d - Schedule of Reportable Transactions for the
    year ended December 30, 1999                               12






All other supplemental schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                 Report of Independent Accountants


To the Savings Plan Committee of the
FirstEnergy Corp. Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the FirstEnergy Corp. Savings Plan (the "Plan") at December 30, 1999 and 1998, and the changes in net assets available for plan benefits for the years ended December 30, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.
These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 30, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                            /s/PricewaterhouseCoopers, LLP




June 21, 2000

                   FirstEnergy Corp. Savings Plan
        Statements of Net Assets Available for Plan Benefits
                  as of December 30, 1999 and 1998
--------------------------------------------------------------------
Assets                                      1999          1998

Cash and cash equivalents              $ 17,043,868   $ 17,623,842
Company common stock                    291,115,461    398,054,869
Capital preservation investments        144,690,101    134,227,777
Domestic equity stocks                  302,290,091    211,507,055
International equity stocks              64,756,525     31,177,872
Small cap stocks                         18,439,577     21,288,297
Other equities                           19,384,837      7,001,911
Balanced fund securities                 32,104,359     24,057,942
Participant loans                        15,211,277     11,303,759
Interest receivable                         781,719        665,700
Employer contributions receivable        15,359,078     10,020,069
Dividend receivable                              --        848,989
                                       ------------   ------------

  Total assets                          921,176,893    867,778,082

Liabilities

Investment purchases reimbursement          262,677        208,537
Loans payable                           194,150,000    199,850,000
Accrued interest payable                 19,469,180     20,077,049
Accrued fees                                     --             75

  Total liabilities                     213,881,857    220,135,661
                                       ------------   ------------
Net assets available for plan
 benefits                              $707,295,036   $647,642,416
                                       ------------   ------------


The accompanying notes are an integral part of these financial statements.

                   FirstEnergy Corp. Savings Plan
   Statements of Changes in Net Assets Available for Plan Benefits
           for the year ended December 30, 1999 and 1998
-------------------------------------------------------------------
                                           1999         1998

Employee contributions                 $ 31,276,009   $ 20,110,575
Employer contributions                   15,359,078     10,164,632
Interest income and dividends            35,428,075     32,348,493
ESOP interest                           (19,415,000)   (19,985,000)
Fees                                       (869,551)      (684,040)
                                         61,778,611     41,954,660
                                       ------------   ------------
(Deficiency) excess  of net proceeds
  from sales of assets over market
  value at beginning of year             (8,060,951)       668,324

Net unrealized (depreciation)
  appreciation on securities            (40,094,416)    68,597,288

Distributions to participants           (54,041,738)   (30,818,732)

Conversion transfers                    100,071,114    243,082,052
                                       ------------   ------------

Net change in plan assets                59,652,620    323,483,592

Net assets available for plan
  benefits, beginning of year           647,642,416    324,158,824
                                       ------------   ------------
Net assets available for plan
  benefits, end of year                $707,295,036   $647,642,416
                                       ============   ============

The accompanying notes are an integral part of these financial statements.


                    FirstEnergy Corp. Savings Plan
                     Notes to Financial Statements
-------------------------------------------------------------------

1.  Description of the Plan

    The FirstEnergy Corp. Savings Plan (the "Plan") provides eligible employees of FirstEnergy Corp. ("FE") and its subsidiaries (the "Companies"), a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, FE may match employee contributions with shares of FirstEnergy common stock (see Note
    4) held in the Employee Stock Ownership Plan ("ESOP").
    Employees may invest their contributions in other investment options (the "Funds") and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Effective July 31, 1998, the FirstEnergy Corp. Savings Plan Committee approved a change in the name of the Plan from Ohio Edison System Savings Plan to FirstEnergy Corp. Savings Plan. Additionally, the Plan changed its year end from December 31 to December 30. This change did not have a significant impact on the Plan. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

    The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to
    Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

    The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA") but not Title IV because it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

    Every FirstEnergy Corp. employee is eligible to become a participant in the Plan, herein referred to as "employee" or "Member", immediately at commencement of employment. Non-represented employees of Cleveland Electric Illuminating, Toledo Edison and former employees of Centerior Energy Corporation were converted from The Centerior Energy Corporation Employee Savings Plan to the FirstEnergy Corp. Savings Plan effective July 1, 1998. This merger increased net assets available for plan benefits by $238,925,159. Represented employees of these companies were converted to the Plan on December 31, 1998. See
    Note 8 for details.

    Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of FirstEnergy common stock) are the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

    Securities in the ESOP Account

    The ESOP purchased a total of 10,654,114 shares of Ohio Edison ("OE") common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy Corp. ("Merger"), shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

    The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from OE to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Members. At December 30, 1999 the outstanding ESOP Loan balance was $194,150,000.

    Requirements for maturing long-term debt are as follows:


           1999           $ 11,400,000
           2000             14,500,000
           2001             18,700,000
           2002             23,700,000
           2003             29,300,000
           2004             35,700,000
           2005             60,850,000
                          ------------

                          $194,150,000
                          ============

    ESOP Allocation

    Each Member's ESOP allocation is computed the Thursday following the end of each pay period based on the Companies' matching contribution (see Note 4) and on the quoted market price of the FirstEnergy common stock when allocated to the participant's account.

    As principal and interest payments are made on the ESOP Loan, shares of the FirstEnergy common stock are released from the ESOP Unallocated Fund and transferred to the ESOP Allocated Fund where they are made available for distribution to Members.

    During 1999 and 1998, respectively, 363,302 and 277,103 ESOP shares were allocated to Members. An additional allocation of 151,414 and 123,899 ESOP shares in 1999 and 1998, respectively, were made relative to reinvestments of dividends on the ESOP shares. Shares were released from the ESOP Unallocated Fund to the ESOP Allocated Fund for distribution to Members when the Plan made interest payments of $19,415,000 in 1999 and $19,985,000 in 1998, which released 459,256 shares in 1999 and
    472,740 shares in 1998. On December 31, 1999, a principal payment of $11,400,000 was made which led to the release of 269,664 additional shares in fiscal 1999. In 1998, a principal payment of $5,700,000 was also made leading to an additional release of 131,832 shares.

    As of December 30, 1999 and 1998, there were 6,905,877 and
    7,513,449 shares respectively, held in the ESOP Unallocated Fund at market values of $156,677,084 and $242,308,730, respectively, and 3,090,810 and 2,611,873 shares, respectively, held in the ESOP Allocated fund at market values of $70,122,752 and $84,232,917. The market value of the ESOP common stock is measured by the quoted market price.

    PAYSOP

    A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

    Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of total employees for the year.

    The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP after the 1986 contribution other than the reimbursement of PAYSOP administrative expenses.

    On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

    Dividends are paid annually to Members in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price.

2.  Summary of Accounting Policies

    The excess (deficiency) of net proceeds from sales of assets over market value under the Plan is recognized upon the sale of investments generally in connection with the termination or withdrawal from the Plan by Members. Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of Member accounts. The excess (deficiency) of net proceeds from sales of assets over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.

    The financial statements have been prepared on the accrual basis of accounting and all investment management fees are deducted from investment returns.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.  Plan Termination

    Although the Companies expect that the Plan will be permanent, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Members will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.  Contributions

    Employer Contributions

    The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute an additional l5% for each objective achieved, up to a maximum of 25%. The Companies' contributions are always invested in FirstEnergy common stock.

    The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates.
    The dividend income serves to pay the ESOP Loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP Loan and interest, the Companies will contribute cash which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

    Employee Contributions

    During 1999 and 1998, employees could invest between 1% and 16% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limits the maximum annual before-tax contribution to $10,500 for 1999 and $10,000 for 1998. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions (see Note 7).

    Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a member of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

    Both employer and employee contributions under the Plan are held in a trust fund (Trust) with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C, D, E, F, G, or I (see Note
    6) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund H).

5.  Reconciliation to Form 5500

    At December 30, 1998, the Plan has received application for withdrawals in the amount of $34,510 which were not paid at year end. Pursuant to professional guidance, no payable has been recorded in the Statements of Net Assets Available for Plan Benefits at year end. However, the Department of Labor requires Form 5500 to include these pending withdrawals as liabilities. There were no reconciling items at December 30, 1999.

6.  Descriptions of Funds

    The following is a brief description of the Funds currently available to Members at December 30, 1999:

    Fund A - Company Common Stock Fund

    This Fund consists entirely of shares of FirstEnergy Corp. common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and current income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

    Fund B - Capital Preservation Fund

    This Fund consists of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The average yield of the contracts was 6.10% and 6.37% for the years 1999 and 1998, respectively. The crediting interest rate as of December 30, 1999 and 1998 was 6.07% and 5.91%, respectively. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserve in relation to the contract value is deemed necessary.

    Fund C - S&P 500 Index Fund

    This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and investment income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

    Fund D -Small Cap Fund

    This Fund invests in securities of small companies, generally with capitalizations of $500 million or less, that pay most of their earnings in dividends. The Fund is well diversified and holds approximately 400 stocks. The objective of the Fund is to match or exceed the returns of the Russell 2000 Index with lower risk.

    Fund E -Balanced Growth Fund

    This Fund invests in a diversified portfolio of stocks, bonds and cash equivalents. The objective of the Fund is to earn, on an annualized basis, three percent over the return of Long-Term U.S. Government Bonds. The performance objective is to be achieved over a 5-year market cycle.

    Fund F -Self Managed Fund

    Members may invest in a self managed brokerage account option available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

    Fund G - EuroPacific Fund

    This Fund is an actively managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the Fund is the growth of capital through appreciation. The market value of the Fund is measured at the market value per share determined by the investment manager.

    Fund H - Loan Fund

    The Plan allows participants to borrow from their before-tax, after-tax and rollover account for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

    Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 15 years. The maximum loan amount is $50,000.

    Fund I - Armada Equity Growth Fund

    This is an actively managed Fund specializing in large capitalization growth-oriented stock issues managed by National City Bank. The objective of the Fund is the growth of capital through appreciation.

7.  Tax Considerations

    The Plan was amended and restated as the FirstEnergy Corp.
    Savings Plan effective July 1, 1998. A determination letter from the Internal Revenue Service has not yet been applied for.

    Management believes the Plan is exempt from federal, state and local income taxes. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Member's after-tax contribution is not, however subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the

    Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

    In the case of withdrawals by a Member employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Member's after-tax contributions, is taxable at ordinary income tax rates. The value of the Company common stock withdrawn is considered to be its fair market value on the date it is withdrawn.

    In the case of a distribution that qualifies as a lump-sum distribution upon a Member's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Member's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at its original cost to the Trustee.

8.  Merger With Centerior Energy Corporation

    On December 31, 1998, union participants in The Centerior Energy Corporation Employee Savings Plan were merged into the FirstEnergy Corp. Savings Plan. Assets with a value of
    $99,331,712 were transferred to the Plan effective on that day.

9.  Subsequent Event

    As of January 1, 2000, former Duquesne Light non-union participants in the Beaver Valley Management 401(k) Plan were merged into the FirstEnergy Corp. 401(k) Plan. Assets with a value of $45.1 million transferred into the Plan as of February 2, 2000.


                                     FirstEnergy Corp Savings Plan
                      Item 27a - Schedule of Assets Held for Investment Purposes
                                     as of December 30, 1999
---------------------------------------------------------------------------------------------
                                                                             Current
     Identity of Issue           Description                  Cost            Value
State Street STIF Fund       Money Market Fund            $ 17,043,868     $ 17,043,868

ESOP Unallocated Fund        FE Common Stock               129,639,317      156,677,084

ESOP Allocated Fund          FE Common Stock                58,536,222       70,122,752

PAYSOP Fund                  FE Common Stock                 1,806,074        2,445,368

Company Common Stock Fund    FE Common Stock                69,078,049       61,870,257

EuroPacific Fund             International Stocks           45,682,649       64,756,525
                             (Mutual Fund)

S&P 500 Index Fund           S&P 500 Stocks                 72,402,506      161,141,751
                             (Common/Collective Trust)

Small Cap Fund               Small Cap Domestic Stocks      19,215,879       18,439,577
                             (Common/Collective Trust)

Balanced Growth Fund         Equities, Fixed Income         27,362,425       32,104,359

Armada Equity Growth Fund    Equities                      112,300,668      141,148,340
                             (Mutual Fund)

Self Managed Fund            Equities                       19,384,837       19,384,837

Capital Preservation Fund    GICs, CMOs                    144,690,100      144,690,101

                                    FirstEnergy Corp. Savings Plan
                           Item 27d - Schedule of Reportable Transactions
                               for the year ended December 30, 1999
-------------------------------------------------------------------------------------------------
                           Number of     Total       Number                     Total
      Descriptions         Purchase     Value of    of Sales    Selling        Cost of
        of Assets        Transactions   Purchase  Transactions   Price       Assets Sold   Gain/Loss
State Street STIF Fund        136      32,755,538      246     33,304,294     33,304,294         --

S&P 500 Index Fund            145      25,975,735      108     12,858,532     11,858,693    999,839

Capital Preservation Fund     143      76,578,759      109     66,518,919     66,518,919        --

Armada Equity Growth Fund      89     161,620,596      169    135,813,599    135,250,307    563,292


                                                           Exhibit A



               Consent of Independent Accountants



We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 21, 2000, on the audits of the FirstEnergy Corp. Savings Plan as of December 30, 1999 and December 30, 1998 which report is included in this Annual Report on Form 11-K of FirstEnergy Corp.





                           /s/ PricewaterhouseCoopers LLP


   Cleveland, Ohio
   June 21,2000

                               SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                FIRSTENERGY CORP.
                                SAVINGS PLAN




June 21, 2000
-------------
Date
                                By: /s/ Richard J. LaFleur
                                    ----------------------
                                    Richard J. LaFleur
                                    Chairman
                                    Savings Plan Committee



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

                                     June 21, 2000





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                   Re:  FirstEnergy Corp. Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the FirstEnergy Corp.
Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                              Very truly yours,

                              FirstEnergy Corp.

                              By: /s/ N. C. Ashcom
                                  ----------------
                                  N. C. Ashcom
                                  Corporate Secretary



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